UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 22, 2022, Kazia Therapeutics Limited (the “Company”) entered into an Equity Distribution Agreement (the “Agreement”) with Oppenheimer & Co. Inc. (“Oppenheimer”), as sales agent, under which the Company may offer and sell, from time to time through Oppenheimer, up to US$35,000,000 of American Depositary Shares (“ADSs”), each ADS representing ten ordinary shares, no par value per share, of the Company (the “Ordinary Shares”).

Under the Agreement, the Company will set the parameters for the sale of ADSs, including the number of ADSs to be issued, the time period during which sales are requested to be made, limitations on the number of ADSs that may be sold in any one trading day and any minimum price below which sales may not be made. Subject to the terms and conditions of the Agreement, Oppenheimer may sell the ADSs by methods deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including sales made through The Nasdaq Capital Market, on any other existing trading market for the ADSs, to or through a market maker, or, if expressly authorized by the Company, in privately negotiated transactions. The Company will pay Oppenheimer a commission equal to 3.0% of the gross proceeds of any ADSs sold through Oppenheimer under the Agreement and has provided Oppenheimer with customary indemnification rights. The Agreement may be terminated by the Company upon ten days’ prior notice to Oppenheimer or by Oppenheimer upon ten days’ prior notice to the Company, or at any time under certain circumstances, including but not limited to the occurrence of a material adverse change in the Company.

Any sales of ADSs under the Agreement will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-259224), including the base prospectus contained therein, filed with the Securities and Exchange Commission (the “Commission”) on September 1, 2021 and declared effective by the Commission on September 8, 2021. The Company filed a prospectus supplement with the Commission on April 22, 2022 in connection with the offer and sale of securities pursuant to the Agreement.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of any offer to buy the securities discussed herein, nor shall there be any offer, solicitation or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Baker & McKenzie, Australian counsel to the Company, has issued a legal opinion relating to the validity of the ADSs being offered pursuant to the Agreement as well as the Ordinary Shares underlying the ADSs. A copy of such legal opinion, including the consent included therein, is filed as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

The foregoing description of the material terms of the Agreement is qualified in its entirety by reference to the full agreement, a copy of which is filed as Exhibit 1.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

1.1	Equity Distribution Agreement, dated as of April 22, 2022, by and between the Company and Oppenheimer

5.1	Opinion of Baker & McKenzie, dated as of April 22, 2022

23.1	Consent of Baker & McKenzie, dated as of April 22, 2022 (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ James Stuart Garner
James Stuart Garner
Chief Executive Officer

Date: 22 April 2022